UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          ---------------

                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. )

                          ---------------

                     Comet Technologies, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                  (Title of Class of Securities)

                            20037A 10 2
                          (CUSIP Number)

                    Mark E. Lehman
                    Lehman, Jensen & Donahue, L.C.
                    8 East Broadway, Suite 620
                    Salt Lake City, Utah 84111
                    (801) 532-7858

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           July 12, 1999
      (Date of Event which Requires Filing of This Statement)

                          ---------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement
|_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20037A 10 2    13D                   Page  2 of 5 Pages
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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION
NO.

          Jack M. Gertino     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          Working capital
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              375,680 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             375,680 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          375,680 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%
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14   TYPE OF REPORTING PERSON*

          IN   Individual
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

CUSIP NO.   20037A 10 2          13D               Page 3 of 5  Pages
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     Item 1. Security and Issuer

     Title of Class of  Equity Securities:  Common  Stock,
     $0.001 par value per share, of Comet Technologies, Inc.

     Name and Address of Principal Executive Offices of the
Issuer:

                     Comet Technologies, Inc.
                   10 West 100 South, Suite 610
                    Salt Lake City, Utah 84101

     Item 2. Identity and Background

     (a) Name of Person Filing:  Jack M. Gertino,  Director,
     Secretary and Treasurer of Comet Technologies, Inc.

     (b) Business Address:  10 West 100 South, Suite 610,
     Salt Lake City, Utah 84101.

     (c) Principal  Occupation and the Name of Principal
     Business and Address of any corporation in which such employment is conducted:

          Self-employed Investor
          10 West 100 South, Suite 610
          Salt Lake City, Utah 84101
          (801) 532-7851

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other
     Consideration

     Working capital funds in the amount of $4,040.64 were used to purchase 175,680 shares of Comet Technologies, Inc. and 200,000 shares were acquired in consideration for past services rendered to Comet Technologies, Inc.

CUSIP NO. 20037A 10 2          13D            Page 4 of 5 Pages
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     Item 4. Purpose of Transaction

     The reporting person acquired the shares of Comet Technologies, Inc. reported herein for investment purposes. At this time, it has no intention of acquiring additional shares of Comet Technologies, Inc. reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Comet Technologies, Inc. reported herein. The reporting person has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of
     Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     Percentage of Common Stock of Comet Technologies, Inc.
     owned (based on  3,598,000 shares of common stock
     outstanding as of March 31, 1999:  9.9%

     (b)  Sole Voting Power:            375,680 shares
          Sole Dispositive Power:       375,680 shares
          Shared Voting Power:          -0- shares
          Shared Dispositive Power:     -0- shares

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

     Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     The reporting person was granted by Comet Technologies, Inc. options to purchase 200,000 shares of common stock each at an exercise price of $0.1875.The options are vested and expire in March 2009. The options were issued to compensate the reporting person for his services to the Company over the past 13 years, for which he has received no other compensation. The reporting person does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Stock Option Agreement as disclosed in Item 6.

CUSIP NO. 20037A 10 2        13D               Page 5 of 5 Pages
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     After reasonable inquiry and to the best of my knowledge
     and belief, I certify that the information set forth in this statement is true, complete and correct.


     June 28, 1999

     /S/Jack M. Gertino

     Secretary and Treasurer/
     Comet Technologies, Inc.